SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

DBV Technologies S.A.

(Name of Issuer)

Ordinary Shares, nominal value €0.10 per share

(Title of Class of Securities)

23306J101 (American Depositary Shares, each representing one-half of one Ordinary Share)

(CUSIP Number)

Sophie Paquin

Bpifrance Participations S.A.

27-31, avenue du Général Leclerc

94710 Maisons-Alfort Cedex

France

+33 1 53 89 87 89

With copy to:

Linda A. Hesse

Jones Day

2, rue Saint Florentin

75001 Paris

France

+33 1 56 59 39 39

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 4, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 23306J101

1	Name of Reporting Person Bpifrance Participations S.A.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds WC

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization France

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power Not applicable

	8	Shared Voting Power 2,952,095

	9	Sole Dispositive Power Not applicable

	10	Shared Dispositive Power 2,952,095

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,952,095

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 9.9%

14	Type of Reporting Person OO

CUSIP No. 23306J101

1	Name of Reporting Person Innobio FPCI

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds WC

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization France

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power Not applicable.

	8	Shared Voting Power 226,133

	9	Sole Dispositive Power Not applicable.

	10	Shared Dispositive Power 226,133

11	Aggregate Amount Beneficially Owned by Each Reporting Person 226,133

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 0.8%

14	Type of Reporting Person OO

CUSIP No. 23306J101

1	Name of Reporting Person Bpifrance Investissement S.A.S.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds WC

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization France

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power Not applicable.

	8	Shared Voting Power 226,133

	9	Sole Dispositive Power Not applicable.

	10	Shared Dispositive Power 226,133

11	Aggregate Amount Beneficially Owned by Each Reporting Person 226,133

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 0.8%

14	Type of Reporting Person OO

CUSIP No. 23306J101

1	Name of Reporting Person Caisse des Dépôts

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds WC

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization France

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 90,000

	8	Shared Voting Power 3,178,228

	9	Sole Dispositive Power 90,000

	10	Shared Dispositive Power 3,178,228

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,268,228

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 11.0%

14	Type of Reporting Person OO

CUSIP No. 23306J101

1	Name of Reporting Person EPIC Bpifrance

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds WC

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization France

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power Not applicable.

	8	Shared Voting Power 3,178,228

	9	Sole Dispositive Power Not applicable.

	10	Shared Dispositive Power 3,178,228

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,178,228

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 10.7%

14	Type of Reporting Person OO

CUSIP No. 23306J101

1	Name of Reporting Person Bpifrance S.A.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds WC

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization France

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power Not applicable.

	8	Shared Voting Power 3,178,228

	9	Sole Dispositive Power Not applicable.

	10	Shared Dispositive Power 3,178,228

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,178,228

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 10.7%

14	Type of Reporting Person OO

This Amendment No. 1 (this “Amendment No. 1”) amends the Statement on Schedule 13D relating to ordinary shares, nominal value €0.10 per share, (“Ordinary Shares”) represented by American Depositary Shares, each American Depositary Share representing one-half of an Ordinary Share (the “ADSs”), of DBV Technologies S.A., a société anonyme incorporated in France (the “Issuer”), filed with the Securities and Exchange Commission (the “SEC”) on April 12, 2018 (as amended, the “Schedule 13D”). Capitalized terms used in this Amendment No. 1 but not otherwise defined herein have the meanings given to them in the Schedule 13D.

Item 1. Security and Issuer.

This Amendment No. 1 relates to the Ordinary Shares of the Issuer, which are represented by American Depositary Shares. The Issuer’s principal executive offices are located at 177-181 avenue Pierre Brossolette, 92120 Montrouge France.

Item 2. Identity and Background.

Item 2 is hereby amended and restated as follows:

This Schedule 13D is filed jointly by (i) Bpifrance Participations S.A., a société anonyme incorporated under the laws of the Republic of France (“Bpifrance Participations”), (ii) Innobio FPCI (“Innobio”), a fonds professionnel de capital investissement, (iii) Bpifrance Investissement S.A.S., a French management company (société de gestion) (“Bpifrance Investissement”), (iv) the Caisse des Dépôts, a French special public entity (établissement spécial) (“CDC”), (v) EPIC Bpifrance, a French public institution of industrial and commercial nature (“EPIC”), and (vi) Bpifrance S.A. (“Bpifrance”), a société anonyme incorporated under the laws of the Republic of France. Bpifrance Participations, Innobio, Bpifrance Investissement, CDC, EPIC and Bpifrance are referred to herein collectively as the “Reporting Persons.” The principal address for CDC is 56, rue de Lille, 75007 Paris, France. The principal address for Bpifrance Participations, Innobio, Bpifrance Investissement, EPIC and Bpifrance is 27-31, avenue du Général Leclerc, 94710 Maisons-Alfort Cedex, France.

Bpifrance Participations is a French public company specializing in the business of equity financing via direct investments or fund of funds. Bpifrance Participations is a wholly-owned subsidiary of Bpifrance, a French financial institution especially created for this purpose. CDC and EPIC each hold 50% of the share capital of Bpifrance and jointly control Bpifrance. CDC is principally engaged in the business of long-term investments. EPIC, a French institution of public institution of industrial and commercial nature, is principally engaged in the holding of Bpifrance’s shares. Innobio is a fund managed by Bpifrance Investissement. The main aim of the fund is to make equity investments in innovative companies providing technology, products and services for health care. Bpifrance Investissement is a wholly-owned subsidiary of Bpifrance Participations.

As of May 4, 2018, Bpifrance Participations held directly 2,952,095 Ordinary Shares and Innobio held directly 226,133 Ordinary Shares. None of Bpifrance, EPIC nor Bpifrance Investissement held any Ordinary Shares directly. Bpifrance Investissement may be deemed to be the beneficial owner of the 226,133 Ordinary Shares held by Innobio, through its management of Innobio. Bpifrance may be deemed to be the beneficial owner of 3,178,228 Ordinary Shares, indirectly through its sole ownership of Bpifrance Participations, which is the parent company of Bpifrance Investissement. EPIC may be deemed to be the beneficial owner of 3,178,228 Ordinary Shares, indirectly through its joint ownership and control of Bpifrance. As of May 4, 2018, CDC held directly 90,000 Ordinary Shares and, as a result, CDC may be deemed to be the beneficial owner of 3,268,228 Ordinary Shares directly and indirectly through its joint ownership and control of Bpifrance.

Attached as Appendices A, B, C, D and E to Item 2 is information concerning the executive officers and directors of Bpifrance Participations, Bpifrance Investissements, CDC, EPIC and Bpifrance, respectively, required to be disclosed in response to Item 2 and General Instruction C to Schedule 13D. Innobio is formed under the laws of the Republic France as a fonds professionnel de capital investissement. Innobio does not have legal capacity under French law or its own personnel, and is represented in all respects by Bpifrance Investissement, its manager.

None of the Reporting Persons, nor, to the best of their knowledge, any of the persons referred to in Appendices A, B, C, D and E to Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and supplemented as follows:

Between April 30, 2018 and May 4, 2018, Bpifrance Participations purchased additional Ordinary Shares and ADSs on the open market. The number of shares purchased on each day and the price for such shares are set forth in Schedule I to this Schedule 13D and incorporated herein by reference. Bpifrance Participations obtained the funds to purchase the Ordinary Shares from working capital.

Item 4. Purpose of Transaction.

Item 4 is hereby amended and supplemented as follows:

All of the Ordinary Shares that are held of record by the Reporting Persons as reported herein were acquired for investment purposes. The Reporting Persons retain the right to change their investment intent, from time to time to acquire additional Ordinary Shares or other securities of the Issuer, or to sell or otherwise dispose of all or part of the Ordinary Shares or other securities of the Issuer, if any, beneficially owned by them, in any manner permitted by law. In addition, the Reporting Persons currently intend to acquire additional Ordinary Shares of the Issuer on the open market, if conditions are favorable, but are under no obligation to do so. The Reporting Persons may engage from time to time in ordinary course transactions with financial institutions with respect to the securities described herein.

Except as set forth above, none of the Reporting Persons currently has any plans or proposals which would be related to or would result in any of the matters described in Items 4(a)-(j) of the Instructions to Schedule 13D. However, as part of the ongoing evaluation of investment and investment alternatives, the Reporting Persons may consider such matters and, subject to applicable law, may formulate a plan with respect to such matters, and, from time to time, may hold discussions with or make formal proposals to management or the board of directors of the Issuer or other third parties regarding such matters.

Item 5. Interest in Securities of the Issuer.

Item 5 is hereby amended and supplemented as follows:

Please see Items 5, 6, 7, 8, 9 and 11 of each cover sheet for each filing entity.

As of May 4, 2018, Bpifrance Participations held directly 2,952,095 Ordinary Shares and Innobio held directly 226,133 Ordinary Shares. None of Bpifrance, EPIC nor Bpifrance Investissement held any Ordinary Shares directly. Bpifrance Investissement may be deemed to be the beneficial owner of the 226,133 Ordinary Shares held by Innobio, through its management of Innobio. Bpifrance may be deemed to be the beneficial owner of 3,178,228 Ordinary Shares, indirectly through its sole ownership of Bpifrance Participations, which is the parent company of Bpifrance Investissement. EPIC may be deemed to be the beneficial owner of 3,178,228 Ordinary Shares, indirectly through its joint ownership and control of Bpifrance. As of May 4, 2018, CDC held directly 90,000 Ordinary Shares and, as a result, CDC may be deemed to be the beneficial owner of 3,268,228 Ordinary Shares directly and indirectly through its joint ownership and control of Bpifrance.

(a) See also the information contained on the cover pages of this Statement on Schedule 13D which is incorporated herein by reference. The percentage of Ordinary Shares beneficially owned by each Reporting Person is based on 29,802,292 outstanding Ordinary Shares of the Issuer, as set out on Euronext’s “Corporate Event Notice” issued on April 10, 2018 on Euronext’s website.

(b) See the information contained on the cover pages of this Statement on Schedule 13D, which is incorporated herein by reference.

(c) There have been no reportable transactions with respect to the Ordinary Shares or ADSs of the Issuer within the last 60 days by the Reporting Persons other than as described in this Schedule 13D and Schedule I attached hereto, which is incorporated herein by reference.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Not applicable.

Item 7. Material to be Filed as Exhibits

99.1 — Joint Filing Agreement dated as of April 12, 2018, by and among the Reporting Persons (incorporated by reference to Exhibit 99.1 to Schedule 13D filed by Bpifrance Participations on April 12, 2018).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 7, 2018

Bpifrance Participations S.A.

By:	/s/ Sophie Paquin*
Name:	Sophie Paquin
Title:	Director of Legal Affairs

Innobio FPCI

By:	/s/ Sophie Paquin**
Name:	Sophie Paquin
Title:	Director of Legal Affairs (Bpifrance Investissement S.A.S.)

Bpifrance Investissement S.A.S.

By:	/s/ Sophie Paquin**
Name:	Sophie Paquin
Title:	Director of Legal Affairs

Caisse des Dépôts

By:	/s/ Joël Prohin***
Name:	Joël Prohin
Title:	Head of Portfolio Management

Epic Bpifrance

By:	/s/ Sophie Paquin****
Name:	Sophie Paquin
Title:	Director of Legal Affairs

Bpifrance S.A.

By:	/s/ Boubakar Dione*****
Name:	Boubakar Dione
Title:	Group Director of Legal Affairs

* Sophie Paquin is signing on behalf of Bpifrance Participations S.A. by power of attorney previously filed with the Securities and Exchange Commission on February 8, 2018 as Exhibit 1 to Schedule 13D/A filed by Bpifrance Participations related to CGG, and hereby incorporated herein by reference.

** Sophie Paquin is signing on behalf of Bpifrance Investissement S.A.S. by power of attorney previously filed with the Securities and Exchange Commission on February 12, 2018 as Exhibit 2 to Schedule 13G/A filed by Bpifrance Participations related to DBV Technologies S.A., and hereby incorporated herein by reference.

*** Joël Prohin is signing on behalf of Caisse des Dépôts by executive order from the general manager of Caisse des Dépôts previously filed with the Securities and Exchange Commission on September 7, 2017 as Exhibit 1 to Schedule 13D/A filed by Bpifrance Participations related to Constellium N.V., and hereby incorporated herein by reference.

**** Sophie Paquin is signing on behalf of EPIC Bpifrance by power of attorney previously filed with the Securities and Exchange Commission on February 14, 2017 as Exhibit 3 to Schedule 13G/A filed by Bpifrance Participations related to Orange S.A., and hereby incorporated herein by reference.

***** Boubakar Dione is signing on behalf of Bpifrance S.A. by power of attorney previously filed with the Securities and Exchange Commission on September 7, 2017 as Exhibit 2 to Schedule 13D/A filed by Bpifrance Participations related to Constellium N.V., and hereby incorporated herein by reference.

APPENDIX A

Name, business address, present principal occupation or employment and place of citizenship of the directors and executive officers of

BPIFRANCE PARTICIPATIONS S.A.

The name, business address and present principal occupation or employment of each of the directors and executive officers of Bpifrance Participations S.A. are set forth below. The business address of each director and executive officer is Bpifrance Participations S.A., 27-31, avenue du Général Leclerc, 94710 Maisons-Alfort Cedex, France. Unless otherwise indicated, each director and executive officer is a citizen of France.

BOARD OF DIRECTORS

Name	Present Principal Occupation or Employment

NICOLAS DUFOURCQ	Director, Chairman, Chief Executive Officer of Bpifrance Participations, and Chief Executive Officer of Bpifrance

VIRGINIE FERNANDES	Director, Head of the Steering Department at Caisse des Dépôts

CATHERINE MAYENOBE	Director, Secretary General of the Caisse des Dépôts

PASCAL FAURE	Director, General Director of the General Directorate for Companies of the Ministry of Economy and Finance

FREDERIC SAINT-GEOURS	Director, President of the supervisory board of SNCF

MARTINE GEROW	Director, Group Chief Financial Officer, American Express Global Business Travel

FRENCH STATE, represented by CHARLES SARRAZIN	Director, in charge of shareholding interests in the Service & Finance sectors, Agence des Participations de l’Etat (French State Shareholding Agency)

CONSTANCE VALIGNY	Director, Assistant Director for macroeconomic policies, Direction Générale du Trésor (French Treasury)

BARBARA LAVERNOS	Director, Executive Vice-President Operations at L’Oreal

EXECUTIVE OFFICERS

Name	Present Principal Occupation or Employment

NICOLAS DUFOURCQ	Chief Executive Officer

JOSÉ GONZALO	Executive Director

PIERRE BENEDETTI	Chief Financial Officer

APPENDIX B

Name, business address, present principal occupation or employment and place of citizenship of the directors and executive officers of

BPIFRANCE S.A.

The name, business address and present principal occupation or employment of each of the directors and executive officers of Bpifrance S.A. are set forth below. The business address of each director and executive officer is Bpifrance S.A., 27-31, avenue du Général Leclerc, 94710 Maisons-Alfort Cedex, France. Unless otherwise indicated, each director and executive officer is a citizen of France.

DIRECTORS

Name	Present Principal Occupation or Employment

ERIC LOMBARD	Chairman, Chief Executive Officer of the Caisse des Dépôts

NICOLAS DUFOURCQ	Director, Chief Executive Officer of Bpifrance and Director, Chairman and Chief Executive Officer of Bpifrance Participations

GUILLAUME BOUDY	Director, General Secretary for Public Investment

MARIE, MARGUERITE DUFAY	Director, Chairman of the Regional Council of Bourgogne Franche-Comté

MARTIN VIAL	Director, Chairman of the Agence des Participations de l’Etat (French State Shareholding Agency)

FLORENCE MAS	Director, Regional Director for Normandie at Caisse des Dépôts

ELISABETH HENRY-PEREZ	Director representing the employees

ERIC VERKANT	Director representing the employees

VIRGINIE CHAPRON-DU JEU	Director, Group Finance Director of the Caisse des Dépôts

CLAIRE DUMAS	Director, Finance Director of Retail Banking France at Société Générale

CLAIRE CHEREMETINSKI	Director, Head of Department of Bilateral and International Matters at the French Treasury (Ministry of Economy and Finance)

HERVE MORIN	Director, Chairman of the Regional Council of Normandie

VIRGINIE FERNANDES	Director, Head of the Steering Department at Caisse des Dépôts

OLIVIER SICHEL	Director, Deputy Chief Executive Officer of the Caisse des Dépôts

APPENDIX C

Name, business address, present principal occupation or employment and place of citizenship of the directors and executive officers of

CAISSE DES DÉPÔTS

The name, business address and present principal occupation or employment of each of the members of the Management Committee of Caisse des Dépôts are set forth below. The business address of each director and executive officer is Caisse des Dépôts, c/o 56, rue de Lille, 75007 Paris, France. Unless otherwise indicated, each such person is a citizen of France.

MANAGEMENT COMMITTEE

Name	Present Principal Occupation or Employment

ERIC LOMBARD	Chief Executive Officer

OLIVIER MAREUSE	Savings Fund Director

ANDRE LAURENT MICHELSON	General Financial Officer, Head of Financial Transaction Processing, director coordinating the Caisse des Dépôts Group for Greater Paris

SOPHIE QUATREHOMME	Group Corporate Communications Director

ELIZABETH VIOLA	Banking Services Director

PAUL PENY	Group Human Resources Director

MICHEL YAHIEL	Pensions and Solidarity Director

GABRIELLE GAUTHEY	Local Development and Investment Director

VIRGINIE CHAPRON-DU JEU	Group Finance Director

JEAN MARC MORIN	Head of Legal and Tax Department

MARC ABADIE	Local Development and Network Director

CATHERINE MAYENOBE	Secretary General

LAURENT ZYLBERBERG	Director of International and European Relationships

APPENDIX D

Name, business address, present principal occupation or employment and place of citizenship of the directors and executive officers of

EPIC BPIFRANCE

The name, business address and present principal occupation or employment of each of the directors and executive officers of EPIC Bpifrance are set forth below. The business address of each director and executive officer is EPIC Bpifrance, 27-31, avenue du Général Leclerc, 94710 Maisons-Alfort Cedex, France. Unless otherwise indicated, each director and executive officer is a citizen of France.

DIRECTORS

Name	Present Principal Occupation or Employment

PIERRE LEPETIT	Chairman, Chief Executive Officer of EPIC Bpifrance

FRANCOIS JAMET	Director, Head of department SITTAR at the Higher Education, Research and Innovation Ministry

ARNAUD JULLIAN	Director, Deputy Director at the General Directorate for Budget of the Ministry of Economy and Finance

SEBASTIEN RASPILLER	Director, Deputy Director at the Directorate of Financing, Industry and Market of the Ministry of Economy and Finance

VERONIQUE BARRY	Director, Deputy Director at the innovation and entrepreneurship department of the French Ministry of Economy and Finance

JULIEN CABES	Director, Investment Manager at the Agence des Participations de l’Etat (French State Shareholding Agency)

APPENDIX E

Name, business address, present principal occupation or employment and place of citizenship of the directors and executive officers of

BPIFRANCE INVESTISSEMENTS

The name, business address and present principal occupation or employment of each of the directors and executive officers of Bpifrance Investissements are set forth below. The business address of each director and executive officer is Bpifrance Investissements S.A.S., 27-31, avenue du Général Leclerc, 94710 Maisons-Alfort Cedex, France. Unless otherwise indicated, each director and executive officer is a citizen of France.

BOARD OF DIRECTORS

Name	Present Principal Occupation or Employment

NICOLAS DUFOURCQ	Director, Chairman, Chief Executive Officer of Bpifrance Participations, and Chief Executive Officer of Bpifrance

VIRGINIE FERNANDES	Director, Head of the Steering Department at Caisse des Dépôts

CATHERINE MAYENOBE	Director, Secretary General of the Caisse des Dépôts

PASCAL FAURE	Director, General Director of the General Directorate for Companies of the Ministry of Economy and Finance

FREDERIC SAINT-GEOURS	Director, President of the supervisory board of SNCF

MARTINE GEROW	Director, Group Chief Financial Officer, American Express Global Business Travel

FRENCH STATE, represented by CHARLES SARRAZIN	Director, in charge of shareholding interests in the Service & Finance sectors, Agence des Participations de l’Etat (French State Shareholding Agency)

CONSTANCE VALIGNY	Director, Assistant Director for macroeconomic policies, Direction Générale du Trésor (French Treasury)

BARBARA LAVERNOS	Director, Executive Vice-President Operations at L’Oreal

EXECUTIVE OFFICERS

Name	Present Principal Occupation or Employment

NICOLAS DUFOURCQ	Chief Executive Officer

JOSÉ GONZALO	Executive Director

PIERRE BENEDETTI	Chief Financial Officer

Schedule I

	Transaction Date	Quantity of Ordinary Shares Purchased	Price per Ordinary Share (€)	Place of Transaction
Bpifrance Participations	March 21, 2018	584,925	34.71	Euronext
Bpifrance Participations	March 21, 2018	74,720	35.5146	Euronext
Bpifrance Participations	March 22, 2018	10,662	36.4311	Euronext
Bpifrance Participations	March 23, 2018	36,115	36.238	Euronext
Bpifrance Participations	March 26, 2018	62,047	35.881	Euronext
Bpifrance Participations	March 27, 2018	1,728	36.787	Euronext
Bpifrance Participations	March 28, 2018	5,183	36.9387	Euronext
Bpifrance Participations	April 3, 2018	7,542	37.5942	Euronext
Bpifrance Participations	April 4, 2018	4,343	37.60	Euronext
Bpifrance Participations	April 30, 2018	6,688	37.0451	Euronext
Bpifrance Participations	May 2, 2018	33,410	36.6445	Euronext
Bpifrance Participations	May 3, 2018	148	37.1000	Euronext
Bpifrance Participations	May 4, 2018	122,803	37.3344	Euronext

	Transaction Date	Quantity of ADRs Purchased	Price per ADR ($)	Place of Transaction
Bpifrance Participations	March 21, 2018	150,000	21.9363	Nasdaq
Bpifrance Participations	March 22, 2018	146,063	22.6747	Nasdaq
Bpifrance Participations	March 23, 2018	51,850	22.3491	Nasdaq
Bpifrance Participations	March 26, 2018	25,953	22.3457	Nasdaq
Bpifrance Participations	March 27, 2018	61,206	22.9686	Nasdaq
Bpifrance Participations	March 28, 2018	4,400	23.0832	Nasdaq
Bpifrance Participations	April 3, 2018	55,960	23.0893	Nasdaq
Bpifrance Participations	April 4, 2018	600	23.10	Nasdaq
Bpifrance Participations	May 2, 2018	337,010	22.1983	Nasdaq